Exhibit 4.29

Dated: April 3, 2013

POWER OF ATTORNEY

Beijing Autohome Information Technology Co. Ltd (the Company) hereby irrevocably authorizes any individual appointed in writing by Beijing Cheerbright Technologies Co., Ltd. ( ), its successors or any of its designated entities (Authorizee) to singly exercise the following powers and rights during the term of this Power of Attorney (POA):

The Company hereby assigns the Authorizee the right to vote on its behalf at the shareholders’ meetings of Beijing Shengtuo Autohome Advertising Co., Ltd. ( , Shengtuo Autohome) and to exercise full voting rights as the shareholder of Shengtuo Autohome as granted to the Company by law and under the Articles of Association of Shengtuo Autohome, such voting rights including but not limited to the right to sell or transfer any or all of the Company’s equity of interest of Shengtuo Autohome. Further, as the Company authorized representative at the shareholders’ meeting of Shengtuo Autohome, the Company hereby assigns the Authorizee the right to designate and appoint the directors and management personnel of Shengtuo Autohome.

In exercising the rights and powers provided hereunder, the Authorizee shall act with due care and diligence and pursuant to this POA and applicable laws.

This POA shall become valid, binding and enforceable upon the execution hereof, will remain effective as long as Shengtuo Autohome exists. The POA replaces any power of attorney entered into by me before the date hereof with respect to my equity interest in Shengtuo Autohome.

Beijing Autohome Information Technology Co., Ltd.

( ),

By:	/s/ Company Seal
Authorized Representative:

POWER OF ATTORNEY – Autohome Information